

INVEST IN **KERMODE BIOTECHNOLOGIES**

Providing Innovative Medicines for Swine Diseases to Cover an Unmet Global Need for Herd Protection

kermodebio.com   Denver, CO   in

Highlights

1 A Summit Impact Partners Venture fund portfolio company. $1.5M raised from China & US family offices

2 No Pigs = No Bacon: Developing AI Medicines to Protect $60B Global Pork Supply from Deadly Viruses.

— $2B addressable market, targeting 15% of 850M+ global swine

3. ~~$2B addressable market, targeting 10% of 300M+ global swine~~ representing a massive ROI opportunity.

4. 5 vaccine candidates in pre-clinical trials, 2 ready for challenge.

5. Team from Boehringer, Cornell, Danisco, GSK and NIH - with decades of expertise.

6. 7 patents, 20+ filings, protection through 2043 in key markets.

7. Revolutionary 'dominant negative' approach where others failed.

8. DIVA compliant immunotherapy to protect $23B US pork trade certification.

Featured Investor



Xiaotao Wang
Syndicate Lead

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Invested $350,000 ℹ

"As lead investor, I believe Kermode Biotechnologies is tackling one of the most pressing threats to global food security: African Swine Fever (ASF). ASF has devastated the pork industry, causing massive losses and billions in global economic damage. Despite this, no fully effective solution has reached the market—until now. Kermode offers a scientifically superior approach to ASF prevention and has recently partnered with Cornell University, a global leader in animal health research. This alliance significantly strengthens its technical capabilities. The company has also advanced two clinical-trial-ready products, creating near-term commercial opportunities. Backed by an exceptional management team with expertise in virology, animal health, and biotech commercialization, Kermode represents a unique chance to reshape livestock health and address a $20+ billion unmet market need. I'm proud to support this team and mission."

Our Team



Dalu Chen MBA Chairman



Chairman Dalu Chen brings unicorn-spotting track record (SpaceX, NIO investor) plus 22 years at elite China funds: NewMargin Ventures (top 10 VC), Bridge Capital (top 50 PE), now focused on biotech impact.



Thomas Malcolm CEO & CSO

Serial biotech entrepreneur CEO: 25 years virus/molecular biology expertise, raised $25M+ in biotech seed funding, founded multiple companies including cancer therapeutics venture. Advanced CRISPR, vaccines, drug delivery breakthroughs.



Edward Robb - DVM, MS, DACVN Chief of Regulatory & Veterinarian Affairs

Veterinary industry veteran: Led teams creating $500M+ in annual product sales at Boehringer Ingelheim, Pfizer, Ceva. Expanded R&D organizations, registered breakthrough vaccines used by vets worldwide.



Diego Diel - DVM, MS, PhD Chairman of Science Advisory Board

SAB Chairman Dr. Diego Diel: Cornell Associate Professor with 20+ years translating virology research into vaccine solutions. Expert in viral immune evasion mechanisms critical to Kermode's approach.

OUR WEFUNDER MISSION



HELP US STOP THE BACON APOCALYPSE!

KERMODE



Advanced synthetic intelligence meets cutting edge virology, biochemistry, and genetics to deliver lifesaving swine immunotherapies

Kermode Biotechnologies Inc. is transforming how we protect global food security and *now is your chance to partake in a global changing effort to protect one of humanities most important commodities - PROTECTING THE PORK INDUSTRY.*

By merging AI-powered vaccine design with breakthrough "dominant negative" antigens and/or MHC-based T-cell priming, we're creating effective AI-designed immunotherapies against African Swine Fever Virus, Seneca Virus A, and Swine Influenza. These **DIVA-compliant** solutions are designed to make next-generation swine protection accessible, scalable, and effective across global agricultural markets for generations to come.

Based in Denver, Colorado, Kermode operates from executive offices that will

Based in Denver, Colorado, Kermode operates from executive offices that will serve as the foundation for our planned state-of-the-art research laboratories. Our leadership team combines seasoned biotech entrepreneurship with world-renowned virological expertise, drawing talent from prestigious institutions including Cornell University, Memorial Sloan Kettering, and the NIH, as well as leading pharmaceutical companies including Boehringer Ingelheim and GlaxoSmithKline. This exceptional team has a proven track record of success, having previously developed and commercialized veterinary products that generated over $500 million in combined annual revenue.

Our pioneering singular and dual-mechanism approach to swine disease prevention is backed by $1.5+ million in funding from sophisticated agricultural investors in China and the US.



THE OPPORTUNITY

Critical Need for Advanced Vaccine Solutions in a Crisis-Driven Industry

The swine industry faces an unprecedented crisis demanding immediate innovation. Senecavirus A has exploded 300% globally since 2015, creating dangerous pathways for secondary infections that threaten herd survival. African Swine Fever Virus has caused $60 billion in global economic impact and remains an existential threat to American pork with no vaccine available. Swine Influenza Virus has generated $750 million in US losses plus thousands of human infections, with rapid mutations requiring constant vaccine updates that traditional methods cannot provide. Our platform addresses these urgent, unmet medical needs in a market where producers are desperate for solutions and willing to pay premium prices for effective protection.

Senecavirus A	ASFV	SIV
300%	**$60B**	**$750M**
Increase in SVA detection globally between 2015 and 2024, highlighting its emerging importance as a transboundary animal disease.	In ASFV global economic impact due to outbreaks between 2018-2022. **ASFV is an existential threat to the American pork industry.**	In economic losses to the pork industry in the United States. Thousands of humans become infected with influenza through swine contact each year around the globe.

Massive Market Opportunity with Clear Path

to Potential Returns

The global swine industry represents a $60 billion market with enormous untapped potential for innovative solutions. With over 67,000 producers at risk in the US alone and 450 million commercial swine processed annually, our technology addresses a critical industry pain point that generates $23.4 billion in annual output. The European market adds another 263 million commercial swine and 117,000 at-risk producers, demonstrating the global scale of this opportunity. Our conservative target of just 15% global market penetration positions us for returns - a goal we believe is not only achievable but represents the kind of transformative market capture that could generational wealth for early investors. With producers desperate for solutions and a massive addressable market, we're positioned to deliver a potentially high-ROI opportunity sophisticated investors seek. *Future projections are not guaranteed*

This emphasizes the scale of opportunity while positioning the 15% target as both ambitious and achievable, creating excitement about the investment potential.



67,000 +
Producers at Risk



450 Million
Commercial Swine on Stock per Year



263 Million
Commercial Swine In Europe

$23.4 Billion
USD Output per Year

~$60 Billion
USD Swine Industry

117,000
Producers at Risk

15%
Our Target Global Market Penetration

=



BLOCKBUSTER

Kermode's Initial Market Focus

Kermode Biotechnologies uses AI to develop next-generation vaccines and antibody treatments protecting America's 85 million swine from deadly diseases like African Swine Fever, Senecavirus A, and Swine Influenza. Our innovative approach combines four vaccine technologies that can be stockpiled for rapid deployment during outbreaks. Our dual-strategy protocol enables immediate containment through antibody deployment in infected zones, followed by antigen vaccination in surrounding areas to prevent disease spread, safeguarding America's $23 billion swine industry.



USA– Stockpiles with Private Company Contractors

Revenue Model

Kermode's revenue model operates on a dual-track approach addressing both preventive and emergency vaccination needs. For routine diseases like SIV and SVA, we target the annual vaccination market where farmers proactively protect their herds, generating steady recurring revenue. For ASFV, our model focuses on government stockpiling contracts and emergency response protocols, where rapid deployment of our dual-treatment system—antibodies for immediate containment followed by co-antigen vaccines for broader protection—commands premium pricing due to the critical nature of outbreak control. At $4-6 per treatment and targeting 15% market penetration, this approach yields significant revenue potential while addressing the most pressing threats to global swine health. The model scales efficiently from the US base market to global expansion, with stockpiling agreements providing predictable revenue streams independent of actual outbreak frequency.


KEY DRIVER
REVENUE PROJECTION
15%
Market Share
~$500M
Annual Gross Revenue
Annual Vaccination Cycles for SIV / SVA
Annual Vaccination Cycles for ASFV
Government Stockpiling for ASFV
Emergency Outbreak Responses
Global Expansion Following US Success

Future projections are not guaranteed.

Use of Proceeds

This Wefunder raise is part of a larger $15M Series A round aimed at advancing Kermode Biotechnologies' AI-driven vaccine development pipeline. Funds will support completion of large-scale challenge studies for our swine disease vaccines, advance our ASFV antibody therapeutics through clinical trials, expand our manufacturing capabilities, and strengthen our intellectual property portfolio as we progress toward market entry.


WeFunder Campaign Capital
56%
Product Development
19%
Operations
13%
Marketing & BD
12%
IP & Licensing
Series A Capital
25%
IP, Licensing & BD
39%
Product Development
23%
Operations
8%
Lab Operations
5%
Marketing

Kermode Media


NEWS RELEASE
Feb. 4th, 2023
Kermode Enters into Receptor Discovery Agreement with Dual Biosystems AG


June 3rd, 2024
KERMODE TO PRESENT AT THE KANSAS CITY ANIMAL HEALTH CORRIDOR SUMMIT
August 26th – 27th, 2024


May 2025
Kermode Licenses Swine Vaccine Technology from Cornell University
Kermode partners with Cornell to develop vaccines for SVA and SIV


KERMODE OBTAINS OPTION LICENSE FOR SWINE VACCINE TECHNOLOGY FROM SDSU
Kermode partners with SDSU to develop swine vaccines using specialized vector technology
SEPTEMBER 2025


KANSAS CITY
ANIMAL HEALTH CORRIDOR CONFERENCE
2024
KERMODE
KERMODE'S VALUE LIES IN BETTER VACCINE AND TREATMENT DESIGN BY IMPLEMENTING OUR FOUR ACTION SILOS
Antigen & Antibody Design
Serotype Screening
Antigen Variants
Viral Replication Cycle
Edward Robb
Executive Veterinarian
Thomas Malcolm
CEO & CSO

THE SCIENCE

Current Technological Challenges Have Hindered Successful Treatment Options

Current swine virus vaccine approaches remain inadequate. ASFV vaccines fail due to the virus's complexity and safety concerns with attenuated strains, while SIV vaccines quickly become obsolete against rapidly evolving viral variants. SVA lacks any commercial vaccines entirely, forcing the industry to rely on biosecurity measures alone. These critical limitations demand innovative immunization technologies specifically tailored to each pathogen's unique challenges.


Immune Evasion
Attenuated Safety
ASFV
SIV
ADE
High COGS
Emerging Strains
Economic Restraints
ADCC
Antigenic Drift
Viral Evolution
Non-DIVA
SVV
Complex Structure
Poor Antigen Design
Manufacturing Costs
Poor Immunization
Technical Hurdles
Vaccine Vacuum
Poor Subunit Protection
Immune Suppression

Solving Problems with Intelligence

Kermode Biotechnologies uses cutting-edge AI and breakthrough manufacturing to create safer, more effective immunotherapies at a fraction of traditional costs - delivering faster outcomes and higher returns for investors.



Artificial Intelligence
Rapid antigen identification and advanced protein structural studies.
Advanced Visualization Tools
For determining genetic drift and regional genotype identification.
Replication Cycle Targeting
Targeting the correct antigens and antigen combinations.
PLATFORM
Structural Studies
For the development of immune stimulating toxoid derivatives.
Rapid Manufacturing
Novel genome engineering for hyper-producing antigen cell lines.

Viral Antigens Reimagined

Kermode is solving why most pig vaccines fail - and are creating a superior alternative that trains immune systems to become virus-destroying machines.

Where traditional vaccines use virus pieces that hide from the immune system, creating weak protection that fades quickly. We've redesigned these viral antigens, called toxoids, to be fully visible, forcing the immune system to

build powerful, long-lasting antibodies that hunt and destroy viruses before infection occurs. Combined with a T-cell priming technology, we create a two-layer defense - 1. antibodies that neutralize viruses and 2. killer cells that eliminate infected cells.

The opportunity: This preventive approach protects herds months before outbreaks, targeting a $180 billion swine industry losing $3+ billion annually to viral diseases. We're selling immune system upgrades to an industry desperate for better protection than today's failing vaccines.



Prevention of
Monocyte/Macrophage
Mediated Infection

Enhancement of ADCC

Prevention of
T-Cell Suppression

Capsid Neutralization

Antibody Design by Computational Learning

Kermode Biotechnologies delivers instant protection for pig farms when viral outbreaks strike. Our AI-designed antibodies provide immediate immunity - no waiting weeks for immunotherapies to work - and protect entire herds for up to 6 months with a single treatment.

The market opportunity is massive: Viral outbreaks can wipe out thousands of pigs in days, costing farmers millions and driving up pork prices globally. While traditional therapies take weeks to build immunity (often too late), our antibodies work instantly - like giving herds a pre-built immune system the moment disease threatens.

Why investors should pay attention: The global swine industry is worth over $180 billion annually, and producers desperately need rapid-response solutions. Our technology transforms crisis management into prevention, protecting both livestock and profit margins while positioning us in a growing animal health market that values speed and reliability above all else.



Prevention of Monocyte/Macrophage Mediated Infection

Prevention of T-Cell Suppression

Amplification of Antibody Dependent Cellular Cytotoxicity

Capsid Neutralization

Capsid Neutralization

Robust Intellectual Property Portfolio Creates Defensible Market Position

Our innovation is protected by a comprehensive intellectual property strategy that establishes significant barriers to competition. We have filed 7 core patents covering our breakthrough technology's composition of matter, mechanism of action, and formulation methods, with 5 PCT conversions extending our protection globally. Our 20 national phase filings span key markets including the USA, Europe, China, and South-East Asia, ensuring market exclusivity through 2043. This top-rated, state-of-the-art IP portfolio, developed in partnership with Kohn & Associates PLLC, creates a defensible moat around our technology platform and provides investors with confidence moat around our technology platform and provides investors with confidence that our competitive advantages are legally protected. With nearly two decades of patent protection remaining, early investors are positioned to benefit from sustained market exclusivity as we scale globally.



7 Core Patent Filings

5 PCT Conversions

20 National Phase Filings

1 **Coverage**
Composition of Matter
MOA
Formulation

2 **Focus**
USA
Europe
China
South-East Asia

3 **Valid**
Through 2043

Top Rated State of the Art

Kohn & Associates PLLC